Exhibit 99.1

Tufin Names Tom Schodorf and Brian Gumbel
to Board of Directors

New Additions’ Years of Experience to Help Guide Tufin’s Continued Growth and Expansion

BOSTON – June 11, 2019 – Tufin® (NYSE: TUFN), a company pioneering a policy-centric approach to security and IT operations, today announced two significant additions to its Board of Directors: Tom Schodorf, former SVP of Sales and Field Operations at Splunk and a member of Rapid7’s Board of Directors, and Brian Gumbel, SVP of Worldwide Sales at Forescout Technologies.

“Tom and Brian are tremendous additions to our Board,” said Ruvi Kitov, Chairman, CEO and Co-Founder of Tufin. “Their experience in building, leading and expanding sales operations at technology companies will play a crucial role in our continued growth and development – and will help us be able to meet the strong market demand for network security policy automation solutions.”

Tom Schodorf served as the SVP of Field Operations for Splunk from 2009 to 2014.  He built and scaled its field operations, through its IPO in 2012 and helped bookings grow from $30 million to near $1 billion during his tenure.  Prior to Splunk, he held various sales and executive management positions at BMC Software and IBM.  He currently serves on several corporate boards, including Rapid 7, Egnyte, and Outsystems.

Tom owns View Consulting, an advisory services firm that helps the C-suite lead, and tech companies scale, their go-to-market function. In 2019, he co-authored "The Success Cadence: Unleash Your Organization's Rapid Growth Culture." Tom holds a Bachelor of Science in Business Administration from Ohio State University and an MBA from the University of Dayton.

Brian Gumbel serves as SVP of Worldwide Sales at Forescout Technologies. He joined Forescout in 2015 and previously, from 2014 to 2015, he led sales and operations at Tanium as the Vice President for Americas East and Canada. While under Brian’s leadership, Tanium’s business experienced 400% growth year over year, highlighted by several complex deals being closed with Fortune 500 customers.

Before building the sales organization at Tanium, Brian was at McAfee from 2007 to 2014 ultimately serving as the VP for Americas East and Canada and at Cisco from 2000 to 2007 in various sales and leadership positions. Brian helped launch Cisco’s Financial Services vertical, and later became a Strategic Account Manager for the company’s NYC Government sector sales. Brian is based in New York and holds a Bachelor of Science degree from Marist College.

Tufin also announced the resignation of Ronni Zehavi from its Board of Directors on which he had served since 2015. “Tom and Brian are significant additions to the board and this is the right time for me to now devote my full attention to my other professional endeavors,” said Mr. Zehavi. “I wish the board and management of Tufin every success in the future.”

As part of Tufin’s post-IPO board transition, with the addition of Tom Schodorf and Brian Gumbel, the company has made certain changes to the composition of its board committees.  Tom Schodorf has been appointed to the Audit Committee and Brian Gumbel to the Compensation Committee.  Concurrently, Ohad Finklestein has resigned from the Audit Committee and Yair Shamir has resigned from the Compensation Committee.  The composition of the company’s board committees is now as follows:

•	Audit Committee: Dafna Gruber (Chair), Peter Campbell and Tom Schodorf.

•	Compensation Committee: Peter Campbell (Chair), Dafna Gruber and Brian Gumbel.

•	Nominating and Corporate Governance Committee: Dafna Gruber (Chair), Yuval Shachar and Yair Shamir.

Tufin thanks each of the outgoing board and committee members for their service.

About Tufin

Tufin (NYSE: TUFN) simplifies management of some of the largest, most complex networks in the world, consisting of thousands of firewall and network devices and emerging hybrid cloud infrastructures. Enterprises select the company’s Tufin Orchestration Suite™ to increase agility in the face of ever-changing business demands while maintaining a robust security posture. The Suite reduces the attack surface and meets the need for greater visibility into secure and reliable application connectivity. With over 2000 customers since its inception, Tufin’s network security automation enables enterprises to implement changes in minutes instead of days, while improving their security posture and business agility.

Find out more at: www.tufin.com

Follow Tufin on Twitter: @TufinTech

Read more on Tufin’s blog: Suite Talk

Contact:
Jeff Drew
fama PR for Tufin
(617) 986-5004
tufin@famapr.com

Source: Tufin